SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF JANUARY 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---         ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No X
                                     ---    ---

                                                     TCOC3: R$ 8.55/1,000 shares
                                                     TCOC4: R$ 7.64/1,000 shares
                                   TRO: US$ 11 15/16 /ADR (1 ADR = 3,000 shares)


INVESTOR RELATIONS:                                        WEB SITE
ARTHUR FONSECA -                                           HTTP://WWW.TCO.NET.BR
ARTHUR.FONSECA@TCO.NET.BR
+55 61 313 7765




               R$ 250 MM ISSUED IN COMMERCIAL PROMISSORY NOTES
                             TO THE DOMESTIC MARKET



BRASILIA, JANUARY 12, 2001 - Tele Centro Oeste Celular Participacoes S.A. (NYSE:
TRO; IBOVESPA: TCOC3/TCOC4), the company operating wireless telecommunications services in the Central-Western and Northern regions of Brazil and in the state of Maranhao, today announces the issuing of R$ 250 million in Promissory Notes to the domestic market, in the form of 180-day securities. This operation is coordinated by the following banking institutions: BBA Creditanstalt, Unibanco, HSBC, Brascan and BES. The securities will pay the equivalent to 103% of the CDI remuneration in the period. The resources will be used to liquidate the Promissory Notes issued in early 2000 and to recompose the existing cash resources.

Until September of 2000, TCO had a net profit of R$ 77.6 mm, having generated the largest EBITDA margin in the sector among the companies operating Band A:
41.3%. The EBITDA of R$ 257 million highlights the company's efficiency in generating cash using its operating assets. The company's plant had 1.4 million subscribers in September of 2000, and an ARPU of R$ 55.00.

The Splice Group, which controls TCO, has been recognized in the market by means of its excellent financial and operating results, as well as its low level of financial leveraging demonstrated by TCO. In the year 2000, TCO obtained the highest ADR valuation among the Latin American telecommunications companies with securities listed at the New York Stock Exchange.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    Tele Centro Oeste Cellular Holding Company


Date: January 12, 2001        By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                    --------------------------------------------
                                    Name:  Mario Cesar Pereira de Araujo
                                    Title: President